Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twenty-First Meeting of the Sixth Session of the

Board of Directors of China Life Insurance Company Limited

The twenty-first meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on December 19, 2019 at the conference room located at A18 of China Life Plaza in Beijing. The directors were notified of the Meeting by way of a written notice dated December 4, 2019. Out of the Company’s eleven directors, ten directors attended the Meeting. Wang Bin, chairman and executive director of the Company, Su Hengxuan and Li Mingguang, executive directors of the Company, Yuan Changqing, Liu Huimin and Wang Junhui, non-executive directors of the Company, and Chang Tso Tung, Stephen, Robinson Drake Pike, and Tang Xin, independent non-executive directors of the Company, attended the Meeting in person. Leung Oi-Sie Elsie, independent non-executive director of the Company, attended the Meeting by way of telecommunications. Yin Zhaojun, non-executive director of the Company, was on leave for other business and authorized in writing, Yuan Changqing, non-executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by chairman Wang Bin. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Allocation Plan for the Company’s Strategic Assets (Year 2020 - 2022)

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal regarding the Asset Allocation Plan of the Company (Year 2020)

Voting result: 11 for, 0 against, with no abstention

3.	The Proposal regarding the Administration Guidelines for Investment Entrusted by the Company to China Life Investment Holding Company Limited (Year 2020)

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

4.	The Proposal regarding the Authorization for Market-oriented Entrusted Investment for RMB Assets of the Company (Year 2020)

Voting result: 11 for, 0 against, with no abstention

5.	The Proposal regarding the Authorization for the Company’s Investment in Equity Investment Funds (Year 2020)

Voting result: 11 for, 0 against, with no abstention

6.	The Proposal regarding the Authorization for the Company’s Non-Significant Equity Investment (Year 2020)

Voting result: 11 for, 0 against, with no abstention

7.	The Proposal regarding the Authorization for the Company’s Investment in Non-self-use Real Properties (Year 2020)

Voting result: 11 for, 0 against, with no abstention

8.	The Proposal regarding the Authorization for the Company’s Investment in Financial Products (Year 2020)

Voting result: 11 for, 0 against, with no abstention

9.	The Proposal regarding the Company’s Budget for Investment in Fixed Assets (Year 2020)

Voting result: 11 for, 0 against, with no abstention

10.	The Proposal regarding the Plan of and Authorization for the Company’s Investment in Self-use Real Properties (Year 2020)

Voting result: 11 for, 0 against, with no abstention

11.	The Proposal regarding Performance Target Contracts of the Company’s Senior Management for Year 2019

Voting result: 11 for, 0 against, with no abstention

12.	The Proposal regarding the Company’s Investment in China Life Pension Industry Investment Fund

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhui abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. The Board of Directors agreed to submit the proposal to the general meeting of shareholders of the Company for approval. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

13.	The Proposal regarding the Signing of the Daily Connected Transactions Framework Agreement between the Company and Chongqing International Trust Co., Ltd.

This transaction constitutes a connected transaction of the Company under the listing rules of the Hong Kong Stock Exchange. Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhuiabstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed by the Company on the same date for detailed information.

Voting result: 5 for, 0 against, with no abstention

14.	The Proposal regarding the Adjustment and Establishment of Risk Management and Consumer Rights Protection Committee under the Board of Directors

According to the relevant requirements of the Guiding Opinions of the China Banking and Insurance Regulatory Commission on Strengthening Establishment of Work System and Mechanism for Protection of Consumer Rights by Banking and Insurance Organizations, make the corresponding adjustments and revisions to the responsibilities and other aspects of the “Risk Management Committee” of the Board of Directors, and change the name of “Risk Management Committee” to “Risk Management and Consumer Rights Protection Committee.”

Voting result: 11 for, 0 against, with no abstention

15.	The Proposal regarding the Holding of the First Extraordinary General Meeting of Shareholders for Year 2020

The notice and meeting materials for the first extraordinary general meeting of shareholders for year 2020 will be separately published.

Voting result: 11 for, 0 against, with no abstention

16.	The Proposal regarding Revising the Measures for Asset and Liability Management of the Company

Voting result: 11 for, 0 against, with no abstention

17.	The Proposal regarding Revising the Administrative Measures for Anti-Insurance Fraud of the Company

Voting result: 11 for, 0 against, with no abstention

18.	The Proposal regarding the Company’s Fraud Risk Management Work Report for 2019

Voting result: 11 for, 0 against, with no abstention

19.	The Proposal regarding Revising the Administrative Measures for Anti-Money Laundering of the Company

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

For details of the proposals that the Board of Directors agreed to submit to the general meeting of shareholders of the Company for review and discussion, please refer to the notice of general meeting of shareholders and meeting materials that are to be separately published by the Company.

Board of Directors of China Life Insurance Company Limited

December 19, 2019